EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-145300, 333-148048, and 333-159047 on Form S-8 and Registration Statement No. 333-202140 on Form F-10 and to the use of our report dated February 24, 2017 (except for Note 36 which is as of March 28, 2017) relating to the consolidated financial statements of Yamana Gold Inc. and subsidiaries (“Yamana”) and our report dated February 24, 2017 relating to the effectiveness of Yamana’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Yamana for the year ended December 31, 2016

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 28, 2017